Teva Announces U.S. Availability of ZECUITY® (sumatriptan iontophoretic transdermal system), First and Only Transdermal Patch System for the Acute Treatment of Migraine

Jerusalem –September 1, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today announced that ZECUITY®, the first and only patch system designed to provide relief from migraine, is now available by prescription through specialty pharmacies. ZECUITY® is a single-use, disposable patch system that delivers sumatriptan through the skin. The device is designed to be worn for a four-hour period either on the upper arm or thigh.

Approximately 36 million people in the United States suffer from migraine and its various characteristics. According to the American Migraine Study II, 85 percent of respondents experience throbbing pain, 80 percent experience sensitivity to light, 76 percent experience sensitivity to sound and 73 percent experience nausea.

“Migraine sufferers experiencing nausea as part of their migraine may delay or avoid treatment and may seek non-oral treatment options,” said Dr. Michael Hayden, President, Global R&D and Chief Scientific Officer. “At Teva, we are committed to delivering innovative treatments that improve patient care and are proud to offer ZECUITY® to people looking for a different route to migraine relief.”

In a clinical study, at two hours following application, significantly more patients using ZECUITY® versus a non-medicated patch system reported, as the study’s primary endpoint, no headache pain (18 percent versus 9 percent). The secondary endpoints of the study showed that, at two hours following application, significantly more patients reported no nausea (84 percent versus 63 percent), no sensitivity to sound (55 percent versus 39 percent), no sensitivity to light (51 percent versus 36 percent), or headache pain relief (53 percent versus 29 percent). The most common side effects reported for ZECUITY® included pain, tingling, itching, warmth, discomfort or a change in the skin color at the application site of ZECUITY®.

In conjunction with the availability of ZECUITY®, Teva is launching Migraine Support SolutionsSM to provide migraine education and assistance with ZECUITY® including a special offer that could save patients money on their prescriptions. To contact Migraine Support SolutionsSM, call 1-855-ZECUITY (1-855-932-8489).

ZECUITY® is a prescription medicine used for the acute treatment of migraine headaches with or without aura in adults. ZECUITY® is used for people who have been told by a healthcare provider that they have migraine headaches. ZECUITY® is not used to prevent or decrease the number of migraine headaches you have.

Important Safety Information

ZECUITY® can cause serious side effects, including heart attack and other heart problems, which may lead to death. Stop using ZECUITY® and get emergency medical help right away if you have symptoms of a heart attack. ZECUITY® is not for people with risk factors for heart disease unless a heart exam is done and shows no problem. Do not use ZECUITY® if you have:

• • •
heart problems or a history of heart problems; had a stroke, transient ischemic attacks (TIAs), or problems with your blood circulation; narrowing of blood vessels to your legs, arms, stomach, or kidney; uncontrolled high blood pressure
hemiplegic migraines or basilar migraines; taken any triptan, ergot, or ergot-type medicines in the last 24 hours. Ask your doctor if you are not sure.
severe liver problems; or an allergy to sumatriptan, the medicine in ZECUITY®, or any of the components in ZECUITY®.

ZECUITY® may cause other serious side effects including:
• • • • • • • • •
injury during a Magnetic Resonance Imaging (MRI). ZECUITY® contains metal parts and must be removed before an MRI.
allergic contact dermatitis—a serious skin reaction where ZECUITY® is applied.
changes in color or sensation in your fingers and toes
stomach and intestinal problems
problems with blood circulation to your legs and feet
medication overuse headaches
serotonin syndrome—a rare but serious problem that can happen in people using
ZECUITY®, especially when used with anti-depressant medicines called SSRIs or SNRIs.
increases in blood pressure
serious allergic reactions. Get medical help right away if you have any of these symptoms:

•
swelling of your face, lips, mouth, or tongue; trouble breathing; wheezing; severe itching;
skin rash, redness, or swelling; dizziness or fainting; fast heartbeat or pounding in your chest; or sweating.
seizures.

The most common side effects of ZECUITY® include pain, tingling, itching, warmth, discomfort or a change in the skin color at the application site of ZECUITY®.

For full Prescribing Information, please visit ZECUITY.com/PDF/ZECUITY—PI.pdf

For more information, visit www.ZECUITY.com or call 855-ZECUITY (855-932-8489)

About Migraine

Migraine is defined as recurring attacks of moderate to severe pain, and the International Headache Society’s diagnostic criteria for migraine include experiencing at least 5 attacks, lasting 4-72 hours if untreated, in addition to nausea and/or vomiting, or sensitivity to light or sound. Approximately 36 million people in the United States suffer from migraine. Migraine is three times more common in women than in men and affects more than 10 percent of people worldwide. There is no absolute cure for migraine since its pathophysiology has yet to be fully understood. Sumatriptan is the most widely prescribed migraine medication, based on the number of prescriptions for migraine/IMS National Rx Audit, July 2014/All Rights Reserved by IMS.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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